Exhibit 12.2

UNITED STATES STEEL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Six Months Ended June 30,		Year Ended December 31,
(Dollars in Millions)	2005	2004	2004	2003		2002	2001		2000
Portion of rentals representing interest	$24	$27	$51	$46		$34	$45		$48
Capitalized interest	4	4	8	8		6	1		3
Other interest and fixed charges	31	91	131	156		136	153		115

Total fixed charges (A)	59	122	190	210		176	199		166

Earnings-pretax income with applicable adjustments (B)	1,015	519	1,638	(604)		183	(387)		187

Ratio of (B) to (A)	17.20	4.25	8.62	(a	)	1.04	(b	)	1.13

(a)	Earnings did not cover fixed charges and preferred stock dividends by $814 million.
(b)	Earnings did not cover fixed charges and preferred stock dividends by $586 million.